UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

Lincare Holdings Inc.

(Name of Subject Company)

Lincare Holdings Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

532791100

(CUSIP Number of Class of Securities)

John P. Byrnes

Chief Executive Officer

Lincare Holdings Inc.

19387 US 19 North

Clearwater, Florida 33764

(727) 530-7700

With copies to:

Michael J. Aiello

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Lincare Holdings Inc., a Delaware corporation (the “Company”). The Statement relates to the tender offer by Linde US Inc., a Delaware corporation (the “Purchaser”), and a wholly owned indirect subsidiary of Linde AG, a stock corporation organized under the laws of Germany (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $41.50 per share, subject to any required withholding of taxes, net to the seller in cash and without interest thereon, on the terms and subject to the conditions provided for in the Offer to Purchase, dated July 11, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by the Purchaser and Parent with the SEC on July 11, 2012.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following table immediately before the last paragraph under Item 4, “The Solicitation or Recommendation,” under the heading “Forecasts and Projections”:

U.S. GAAP Reconciliation of EBIT to Net Income:

	Forecasts				Extrapolated Projections
	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E
EBIT	$369	$393	$414	$481	$457	$466	$470	$471	$468	$460
Less Interest Expense (1)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Less Taxes	$(144)	$(153)	$(162)	$(188)	$(178)	$(182)	$(183)	$(184)	$(182)	$(179)
Net Income	$225	$240	$253	$293	$279	$284	$287	$287	$286	$281

(1)	Interest expense is assumed to be zero in each year because these forecasts and extrapolated projections reflect unlevered free cash flow.

ITEM 8. ADDITIONAL INFORMATION.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following at the end of the first paragraph under the heading “Certain Litigation”:

“On July 16, 2012, two additional putative shareholder class action complaints, captioned Britt v. Lincare Holdings Inc., et al., Case No. 12-8607 (the “Britt Complaint”), and Coyne v. Lincare Holdings Inc., et al., Case No. 12-8608 (the “Coyne Complaint”), were filed in the Circuit Court of the 6th Judicial Circuit in and for Pinellas County, Florida, Circuit Civil Division. The Britt Complaint and the Coyne Complaint, like the Himmel Complaint and Fader Complaint, allege that the members of the Board breached their fiduciary duties to the Company’s shareholders by entering into the Merger Agreement and that Parent, Purchaser and the Company aided and abetted the members of the board in breaching their fiduciary duties. The Britt Complaint and the Coyne Complaint also allege that the Schedule 14D-9, filed with the Securities and Exchange Commission on July 11, 2012, was materially incomplete and omitted certain information. The Britt Complaint and the Coyne Complaint each seek, among other things, to enjoin the transactions contemplated by the Merger Agreement. The Company, Parent and Purchaser intend to vigorously defend against these claims.

Also on July 16, 2012, Plaintiffs Himmel and Britt filed a motion in the Himmel action seeking an order (i) consolidating the Himmel, Fader, Britt and Coyne actions, (ii) appointing a leadership structure among plaintiffs’ law firms, (iii) expediting discovery, and (iv) setting a schedule for preliminary injunction proceedings. On July 18, 2012, Parent, Purchaser, the Company and the Board filed papers opposing Plaintiffs’ request for expedited discovery and a schedule for preliminary injunction proceedings. A hearing on Plaintiffs’ motion is scheduled for July 23, 2012.”

ITEM 9. EXHIBITS.

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(12)	Press Release issued by Lincare Holdings Inc., dated July 19, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINCARE HOLDINGS INC.

Dated: July 19, 2012	By:	/s/ PAUL G. GABOS
	Name:	Paul G. Gabos
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(12)	Press Release issued by Lincare Holdings Inc., dated July 19, 2012.

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